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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

SILICONIX INCORPORATED
(Name of Subject Company)

SILICONIX INCORPORATED
(Name of Person(s) Filing Statement)

SILICONIX INCORPORATED COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

827079 20 3
(CUSIP Number of Class of Securities)

King Owyang
President and Chief Executive Officer
Siliconix incorporated
2201 Laurelwood Road
Santa Clara, California 95054
(408) 988-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

WITH A COPY TO:

Dan Titelbaum
Bruce Pym
Heller Ehrman LLP
333 Bush Street
San Francisco, California 94104
(415) 772-6000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

        The purpose of this amendment (this "Amendment") is to amend and supplement Item 8 (Additional Information) of the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Siliconix incorporated ("Siliconix") on April 25, 2005 and to add an additional exhibit and amend the exhibit index accordingly.

Item 8. Additional Information

        Item 8 is hereby amended and supplemented as follows:

  Litigation

        On April 28, 2005, Siliconix, Vishay Intertechnology, Inc. ("Vishay"), the directors of Siliconix and the plaintiffs in the consolidated class action litigation in Delaware Chancery Court (titled In Re Siliconix, Inc. Shareholders Litigation) entered into a memorandum of understanding ("MOU") regarding the pending exchange offer by Vishay for the shares of Siliconix not owned by Vishay (the "Offer"). The MOU sets forth the terms and conditions under which the plaintiffs, Vishay, Siliconix and the directors of Siliconix have agreed in principle to settle the action. The settlement is subject to court approval. The MOU is filed as Exhibit (a)(14) to this Statement and is incorporated into this Statement by reference.

        The plaintiff in the California action challenging the Offer (titled Moe Yassin v. Siliconix, Inc., Timothy V. Talbert, Thomas C. Wertheimer, Hanspeter Eberhardt, Dr. King Owyang, Glyndwr Smith, and Vishay Intertechnology, Inc.) is not a party to the MOU. The California Superior Court issued a stay of that action on April 26, 2005.

Item 9. Material to be Filed as Exhibits

        The following exhibit is filed with this Amendment:

Exhibit No.	Description
(a)(14)	Memorandum of understanding among Vishay, Siliconix, Siliconix's directors and the plaintiffs in the action titled In Re: Siliconix, Inc. Shareholders Litigation dated April 28, 2005.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

May 3, 2005	SILICONIX INCORPORATED
	By	/s/ KING OWYANG King Owyang, President and Chief Executive Officer

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INDEX TO EXHIBITS

Exhibit No.	Exhibit Name
(a)(14)	Memorandum of understanding among the Vishay, Siliconix, Siliconix's directors and the plaintiffs in the action titled In Re: Siliconix, Inc. × Shareholders Litigation dated April 28, 2005.

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SIGNATURE
INDEX TO EXHIBITS